Mail Stop 6010							April 6, 2006

Mr. Stephen Sills
President and Chief Executive Officer
Darwin Professional Underwriters, Inc.
9 Farm Springs Road
Farmington, Connecticut 06032

Re:	Darwin Professional Underwriters, Inc.
	Form S-1 registration statement filed March 10, 2006
	File No. 333-132355

 Dear Mr. Sills:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
2. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.


3. Please file as promptly as possible all exhibits required by the
Exhibit Table provided in Item 601(a) of Regulation S-K. We note, for example, that you have not filed the opinion or consent of your legal counsel, along with other exhibits. Please note that we may have comments on these exhibits once they are filed.
4. To the extent practicable, please complete all of the blank sections of your filing in your next amendment.
5. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, e.g. in a preliminary prospectus. Please note we may have comments regarding this material.

6. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
7. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and
10%
if you price above $20.
8. We note that you have included a glossary of terms in the prospectus. While we do not object to the inclusion of a glossary, the forepart of the prospectus should be written in clear and simple language that will not require reference to the glossary frequently.
Please define all of the glossary terms the first time you use them.

9. Throughout the prospectus you refer to the bulk of your insurance activities as "insurance business produced by DPUI and written on policies of the Capitol Companies." Please revise the discussion in the prospectus to explain clearly the actual functions of both DPUI and the Capitol Companies. In addition, please consider whether the portion of your business written by the Capitol Companies, which constitutes approximately 85% of your business, should be characterized as reinsurance.

Who we are, page 2

10. Please clarify how you calculated the $20 billion in annual premium volume as the company`s potential market. Cite any sources you relied upon and provide us with marked copies of these sources.
Please consider whether the $20 billion cited is the appropriate universe of potential sales or whether the disclosure should reflect a smaller potential market, i.e. the market for which you intend to compete. We may have additional comments.






Grow Responsibly into Our Capital Base, page 3

11. You have presented the low ratio of net premiums written to statutory surplus as a "competitive strength." Please consider whether this ratio should be presented solely as a positive factor, or whether this ratio is higher than average as a result of recent capital contributions by Alleghany and that you may not be able to write enough policies to employ this capital optimally. Also, please consider whether disclosing any problems you are experiencing in generating more underwriting business is necessary to balance the discussion of this "strength."

Our Relationship with Alleghany and Our Recent Reorganization, page 4

12. Please disclose the specific ownership of the company immediately subsequent to its formation in March 2003. With respect to the March 2003 organization, please describe the funds or other assets contributed and by whom. Also, in connection with the March
2003 organization, please describe what securities were issued by the company and to whom.

13. Please expand the discussion to specifically identify the companies that comprise the Capitol Companies, who owns each of the constituent companies, and how each constituent company is affiliated with Alleghany and the registrant, respectively.

14. Please clarify, if true, that you actually reinsure policies underwritten by the Capitol Companies.

15. Please disclose the nature of the assets contributed to the registrant as a result of the January 1, 2006 reorganization and just prior to the filing of the registration statement. Compare the value of these assets to the liquidation value of the securities issued in exchange for these assets.

 16. Please expand the discussion to compare the conversion price of the remaining Class B Preferred Stock to the public offering price.

Risk Factors, - General

17.  We note in the introductory paragraph to your risk factors
section you state "The risks   described below are not the only
risks
that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business operations." You must disclose all risks that you believe are material at this time. Please delete this language from your introductory paragraph.

18. Please review each subheading and revise as necessary to ensure it reflects the risk you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as "Our success depends on our ability to underwrite risks accurately...," "Our reliance on brokers, agents and program administrators subjects us to credit risk," or merely describe an event that may occur in the future, such as "We may seek to acquire other insurance businesses," and "We do not expect to pay cash dividends on any of our shares of common stock." Succinctly state in your subheadings the risks that result from the facts or uncertainties.

A decline in our financial strength ratings...., page 9

19. We note the discussion under "Arrangements with the Capitol Companies" on page 105 your belief that certain classes of your insureds are rating sensitive. To the extent practicable, please expand the discussion to quantify the amount of business you may lose as a result of a ratings downgrade.

20. Please discuss if the company has received any communications from A.M. Best related to whether your insurance subsidiaries may be downgraded or on a credit watch for possible downgrading.

If we lose key personnel...., page 10

21. Please revise the subheading to also reflect that you do not have employment agreements or non-compete agreements with most of your executive officers and key personnel.

22. In addition, it appears the information in the last paragraph of the risk factor entitled "We currently rely on certain Alleghany subsidiaries to write some of the insurance..." as it pertains to Mr.
Sills should also be described in the instant risk factor.

If we are not able to renew our existing reinsurance..., page 12

     23. Please disclose what percentage of your business you reinsure.

24. Please disclose problems the company has experienced from the failure of a reinsurer to pay in full and in a timely manner any material claims the company has presented to them, if applicable. Additionally, please disclose the nature of any current difficulties you are experiencing regarding the enforcement of your rights to receive payment under your reinsurance agreements.

25. Please expand to discuss what the company would do in the event that a reinsurer cancels its participation on new business. For example, approximately how many companies could provide you with reinsurance services in the volume you require? Disclose the difficulties you would likely encounter in finding and renegotiating an agreement for reinsurance from another source.







26. Please identify your major reinsurers. If you are substantially dependent on any one or more reinsurance agreements, identify the other party or parties to the agreement(s), disclose the percentage of your reinsurance that you cede to each party, and file the agreements as exhibits. Also, please describe all material terms of these agreements in the business section of your prospectus.

We rely on our information technology..., p. 14
27. Please expand the discussion to include any material interruptions or security breaches you may have experienced and explain how these events impacted your business and results of operations.

28. To the extent practicable, please disclose the anticipated cost to implement the i-bind program.

If ibind, our web-based underwriting system, has technical problems..., p. 14
29. Please expand the discussion to indicate when you "rolled out ibind" and indicate the extent to which you may have experienced technical problems to date, if material.

We may seek to acquire other insurance businesses, p. 17
30. Please expand the discussion to indicate whether you have any current plans, agreements or understandings to acquire specific insurance businesses.

Our business is cyclical in nature..., p. 18

31. Please revise to describe the current phase in the cycle and how it is affecting your operations and profitability.

Conflicts of interest may arise..., p. 23
32. Please expand the discussion to describe your corporate opportunity policy and how conflicts of interest will be resolved.

Being a public company will increase our administrative costs..., page 23

     33. Please expand the discussion to quantify the additional costs you will incur.






Capitalization, page 28

34. Please explain to us why you included the issuance of 8,750 shares of common stocks at or prior to the completion of your offering as a pro forma adjustment in this table.

35. Please explain to us the reasoning behind including the book value per share information on the pro forma column. Include why you did not include this information for any of the other columns presented.

Dilution, page 31

36. Please revise this discussion and the supporting table to begin with your actual net tangible book value and then include any reconciling items to arrive at your "Pro forma net tangible book value."

Unaudited Pro Forma Consolidated Financial Data, page 35

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 36

37. Please include a discussion of how you determined the amount to be allocated to the "Series B Convertible Preferred Stock" that you issued in exchange for the common shares of Darwin Group contributed by Alleghany.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 38

Ongoing Arrangements with the Capitol Companies, page 40

38. We note that, for the year ended December 31, 2005 you wrote
$143
million or 86% of your gross premiums through Capitol Companies. Of that amount, $59 million or 35% was because it was issued in jurisdiction where you were not licensed or the insured preferred a higher rating. Please disclose what resulted in the remainder of the business that was written through Capitol Companies. Also further quantify the $59 million between the jurisdictional limitations or the ratings limitations. Please include this enhanced discussion throughout the document where you refer to the business transacted with Capitol Companies.

39. Please revise your discussion of the change in the fee charged by
Capitol Companies for issuing policies under their brand to include a more quantified discussion of the impact that this would have had on prior periods and the impact that you expect it to have on future periods.




Consolidated Results of Operations, page 47

40. It appears that your use of the measure, "Underwriting gain
(loss)" is a non-GAAP measure. Please explain to us how the use of this measure complies with Item 10(e) of Regulation S-K. Refer to question eight of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures", which is located at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Year Ended December 31, 2005 Compared to Year Ended December 31,
2004, page 48

Gross premiums written, page 48

41. Your discussion of the increases in the various lines seems to focus primarily on the types of policies that resulted in the increase and does not focus on the actual reasons for the increases.
Please revise your discussion include a more focused discussion on the actual reasons, such as volume or pricing, which resulted in the increases to your revenues.

Critical Accounting Estimates, page 41

Loss and Loss Adjustment Expense Reserves, page 41

42. Please revise your discussions here to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis.
a. Describe in further detail the variety of statistical analyses used to determine your loss reserves and highlight the differences between the techniques selected for each line of business, if any. In your disclosure, discuss how you determined the method(s) selected to be the most appropriate and state whether the same method was utilized consistently for each line of business for all periods presented.
b. It is our understanding of the property and casualty insurance industry that companies will establish reserves either by the calculation of ranges around the reserves or by the calculation of point estimates.
i. If management calculates a range in determining the loss reserve recorded in the financial statements, describe the range of loss reserve estimates, the factors that determined the boundaries of this range and your basis for selecting the recorded amount rather than any other amount within the range as the best estimate of incurred losses. In addition include narrative disclosure and quantification of the impact that reasonably likely changes in one or more of these factors would have on reported results, financial position and liquidity. Analysis here should not be based on a hypothetical change in the reserves but on the reasonably likely changes in the estimates. Include in your discussions what these significant estimates are and how they are reasonably likely to change.
ii. If management calculates point estimates in determining the loss reserve recorded in the financial statements, disclose the following:
* The various methods considered and the method that was selected to calculate the reserves. If multiple point estimates were generated, describe the different values for these point estimates. Include a discussion of why the method selected was more appropriate over the other methods and why one point estimate was selected instead of other point estimates.
* Clarify whether the loss reserves recorded in the financial statements are solely based on the point estimate calculated or, if not, how that point estimate is used. Quantify and describe the difference between what is recorded in the financial statements and the point estimate.
* Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity. Analysis here should not be based on a hypothetical change in the reserves but on the reasonably likely changes in the estimates. Include in your discussions what these significant estimates are and how they are reasonably likely to change. Please note that the inclusion of a simple mathematical percentage change in your overall reserve levels is not adequate.
c. Please disclose how your estimates compared to those of the external actuary`s. Describe the steps you take in determining the ultimate reserve when a material difference exists between the estimates.



Marketing and Distribution, p. 73
43. Please expand the discussion to support your statement that your distribution partners are "a select group." For example, did entities apply to become your distribution partners, how many, and what criteria was used to determine how the distribution partners were selected.



Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

44.Please revise your disclosure related to your redeemable preferred shares to include the aggregate liquidation preference on the face of the balance sheet. Refer to paragraph 6 of SFAS 129.





45. Please revise your presentation of the balance sheet to include a pro forma column at December 31, 2005 that reflects the impact of the Alleghany transfer of assets on your equity and temporary sections of the balance sheet.

Consolidated Statements of Operations, page F-4

46. Please provide the earnings per share information here and in other portions of the document where required such as your selected financial information. Also consider the need to provide pro forma
EPS that gives effect to the change in capital structure that took place after year-end.

Notes to Consolidated Financial statements, page F-7

(1) Basis of Presentation, page F-7

(a) Organization, page F-7

47. Please more fully describe to us the operations of Alleghany with regards to these lines of business for which DPUI began to act as the underwriting manager. Include how much of these lines of business was being underwritten by Alleghany prior to the establishment of DPUI.

(b) Reorganization, page F-7

48. Please explain to us in greater detail how you generated the financial information presented in these financial statements. It appears as if you are essentially carving out all business underwritten by DPUI from the operation of Capitol Companies. To that you are combining all new business written by Darwin Group. Further explain to us the appropriateness of this accounting treatment with references to the guidance upon which you relied in this determination.

(5) Reinsurance, page F-16

(c) Reinsurance Effect on Operations, page F-20

49. It appears that you are characterizing all policies issued through Capitol Companies as being originated as "Direct premiums written." Your discussion in note (b) of this note seems to indicate that these policies may be more akin to assumed premiums instead of direct premiums. Please explain to us how you arrived at this presentation. Further include a discussion similar to that which you provide in your management`s discussion and analysis of the amounts written through the Capitol Companies operations.


 (10) Concentration of Revenue, page F-25

50. We note that you provide this information for major producers on an aggregate basis. Please revise the disclosure to disclose separately each producer that exceeded the 10% threshold. Refer to paragraph 39 of SFAS 131.

(11) Preferred Stock, page F-25

51. Please disclose the conditions under which each of these series of preferred stocks become redeemable.

 (19) Segments, page F-28

52. Please revise this discussion to include "Net premiums earned" for each of specialty lines of business.


General

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Keira Ino at (202) 551-3659 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at
(202) 551-3862 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director


     cc:  Aileen C. Meehan, Esq.
	James A. FitzPatrick, Jr., Esq.
	Dewey Ballantine LLP
	1301 Avenue of the Americas
	New York, New York 10019

   	Michael Groll, Esq.
   	LeBoef, Lamb, Greene & MacRae LLP
   	125 West 55th Street
   	New York, NY 10019-5389




Mr. Stephen Sills
Darwin Professional Underwriters, Inc.
April 6, 2006
Page 11